UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51401

Federal Home Loan Bank of Chicago

(Exact name of registrant as specified in its charter)

200 East Randolph Drive

Chicago, Illinois 60601

(312) 565-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Federal Home Loan Bank of Chicago capital stock, par value $100 per share

(Title of each class of securities covered by this Form)

Federal Home Loan Bank of Chicago Class B Capital Stock, par value $100 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)             ☒

Rule 12g-4(a)(2)             ☐

Rule 12h-3(b)(1)(i)         ☐

Rule 12h-3(b)(1)(ii)        ☐

Rule 15d-6                      ☐

Approximate number of holders of record as of the certification or notice date: -0-

Pursuant to the requirements of the Securities Exchange Act of 1934, the Federal Home Loan Bank of Chicago has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 3, 2012	By:	/s/ Peter E. Gutzmer
Name: Peter E. Gutzmer
Title: Executive Vice President, General Counsel and Corporate Secretary